

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2012

Via E-Mail
Gary Steele, Chief Executive Officer
Proofpoint, Inc.
892 Ross Drive
Sunnyvale, CA 94089

> **Re:** **Proofpoint, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 26, 2012**
> **File No. 333-178479**

Dear Mr. Steele:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated March 21, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.	We note the information you provided in your supplemental response dated March 22, 2012. Please provide a discussion in your registration statement of each significant factor contributing to the difference between the estimated IPO price and the fair value determined once you have commenced your road show process.

Table of Contents, page i

2.	Please move the disclaimer that immediately follows the table of contents to a location after the risk factors.

Recent Developments, page 4

3.   We note you will provide a preliminary range of total revenue for the quarter ended March 31, 2012. Ensure the range that you provide is sufficiently narrow to be meaningful to investors. A single financial measure may be considered an incomplete picture of your results of operation or financial condition. In this regard, consider providing either an estimated quarterly net income or similar financial measures. If you provide a single financial measure, please expand your disclosures to provide appropriate narrative disclosures to put these amounts into context.

Results of Operations

Comparison of Years Ended December 31, 2010 and 2011, page 53

4.   We note your revised disclosures in response to prior comment 3. Your disclosure on page 54 indicates that you added 36 personnel to your sales and marketing organization from 2010 to 2011 and further disclose on page 55, that you added 23 personnel to the sales and marketing organization from 2009 to 2010. This appears to represent a total of 59 personnel added to your sales and marketing organization during the two year period. Please reconcile these amounts to your disclosure on page 50, that your sales and marketing headcount increased from 120 employees as of January 1, 2009 to 155 employees as of December 31, 2011, which is an increase of 35 personnel.

5.   Your disclosure on page 49 indicates that your operations and customer support headcount, which is recorded under cost of subscription revenue, increased from 30 employees as of January 1, 2009 to 66 employees as of December 31, 2011. Your disclosure on page 55 indicates that the primary increase in cost of subscription revenue for 2010 was due to the additional headcount of 14. Please tell us why the hiring of the remaining apparent 22 employees during 2011 did not have a material impact on your cost of subscription revenue in 2011, as headcount is not disclosed as a factor on page 53.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via E-Mail
        Jeffery Vetter, Esq.
        Fenwick & West LLP